October 29, 2019

Alex Cunningham
Chief Executive Officer
Cardiff Lexington Corp
401 Las Olas Blvd., Unit 1400
Ft. Lauderdale, FL 33301

       Re: Cardiff Lexington Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           Form 8-K/A
           Filed October 24, 2019
           File No. 000-49709

Dear Mr. Cunningham:

        We have reviewed your September 24, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K/A filed October 24, 2019

Item 9.01 Financial Statement and Exhibits, page 1

1. We note your response to prior comment 1 of our letter dated September 3, 2019 and the filing of historical audited financial statements of JM Enterprise 1 Inc. on Form 8-K/A filed on October 24th. In order to fully comply with Rule 8-04 of Regulation S-X, please file the latest required interim period financial statements (unaudited) that precedes the acquisition of JM Enterprise 1 Inc., and the corresponding interim period financial statements of the preceding year (unaudited). Also, please provide the pro forma financial statements required by Rule 8-05 of Regulation S-X.
 Alex Cunningham
Cardiff Lexington Corp
October 29, 2019
Page 2

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Assistant
Director, at (202) 551-3815 with any other questions.



FirstName LastNameAlex Cunningham                           Sincerely,
Comapany NameCardiff Lexington Corp
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Corporation Finance
October 29, 2019 Page 2                                     Office of
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